FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549



                        Report of Foreign Private Issuer



                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                27 November 2002


                           VIROTEC INTERNATIONAL LTD
                (Translation of registrant's name into English)


                         Building 50B, Pinewood Drive,

                    Sanctuary Cove, Queensland4212 Australia
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or willfile annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement,
              re: Chairman's address to AGM

Exhibit No. 1

27 November 2002
                           VIROTEC INTERNATIONAL LTD

                  CHAIRMAN'S ADDRESS TO ANNUAL GENERAL MEETING

The Chairman of Virotec International Ltd (ASX/AIM: VTI) Mr Brian Sheeran, today addressed the Company's Annual General Meeting. Mr Sheeran provided the meeting with a verbal presentation of his letter to shareholders from the 2002 annual report (as attached) and summarised the company's performance against its "Vision 2005" as stated in Virotec's 2000 Annual Report.

The slide show presentation of the address is available from www.virotec.com.

For further information please contact Angus Craig, Company Secretary, Virotec international Ltd on +617 5530 8014 or refer to www.virotec.com.

           CHAIRMAN'S LETTER TO SHAREHOLDERS FROM 2002 ANNUAL REPORT

We are building a bigger, smarter, more responsive, more focused company and we face an immense challenge - our growing size.

What drives Virotec today is the same as it has always been. A corporate culture, with a unique perspective, that encourages and supports interdisciplinary thinking. By merging engineering, materials science, organics science and environmental science we deliver innovation. We deliver new ways to recover and use materials from waste streams and new ways to make transformation processes better. We deliver sustainable technologies.

Last year I stated that our greatest strength in the coming year would be the quality of our people and our shared vision to deliver the potential of our technology.

This year, I ask you to carefully digest the 2002 Annual Report. While many of the world's most influential companies are accelerating the pace of external investment to acquire new technologies to increase shareholder value, Virotec has continued to invest in our scientists, who we believe, are amongst the most innovative in the world.

I take this opportunity to thank all our people around the world for your extraordinary contributions. The Board believes you have added substantially to the intrinsic value of the company.

In summary, 2002 has been a year of considerable growth.

Virotec has established conclusively that Bauxsol(TM)Technology is a platform technology and that Virotec is not a single product company. In 2002, Bauxsol
(TM)Technology delivered, and the ongoing research shows it will continue to deliver, a broad suite of patentable technologies and products that will support ongoing business expansion into many, diverse industry sectors.

We have responded, by steering a course to optimise the true value of the company and we have initiated a clear corporate strategy to facilitate increased market penetration.

We will continue to develop, manufacture and implement our new technologies in commercial situations in Australia. We are committed to following through complete vertical integration, from concept to customer, before taking proven technologies to the global market.

To facilitate commercialization, we have established and will continue to establish, new divisions within the company. Our new Virotec divisions, ViroMine
(TM), ViroSewage(TM), ViroFlow(TM) and ViroSoil(TM) represent clearly identified market sectors. Each division is responsible for producing marketing materials and providing technical support for industry.

Our strategic management team is charged with increasing our international presence through strategic alliances, the sales of exclusive licenses or the establishment of joint venture partnerships based on geographical criteria or market dominance. To this end, the company is making steady progress.

In Europe, we have secured numerous, industry alliances for ViroMine(TM) remediation and have made considerable progress with environmental regulators. We also perceive that shorter lead times and a range of financial and environmental drivers will impact favourably on the acceptance of our new strategic alliance partners aimed at increasing market penetration within a relatively short term (3-5years).

In Asia, Virotec is currently stepping up its presence via strong and influential strategic alliances. Negotiations are underway in Hong Kong and China to implement ViroSewage(TM) Technology into a region where anticipated spending on the implementation of sewage treatment over the next 10-20 years will exceed US $1 billion. Furthermore, the company has established several significant regional alliances for the distribution of ViroFlow(TM) and ViroMine(TM) product ranges.

In North America, several companies have undertaken extensive due diligence and Virotec is negotiating with potential parties in regard to issuing licenses for the right to use products in the ViroFlow(TM) and ViroMine(TM) product groups. We will also be seeking to expand the ViroSewage(TM) Division throughout North America.

Growth is never a matter of simple expansion. We must strive to maintain our culture in the face of growth and change, a culture that has created opportunities for us in the past. This means not only forming strong, powerful alliances but protecting our key scientific competencies. Our people want to make a difference.

Increasingly, our success will be linked, not just to the market adopting our latest technological breakthroughs, but to the realization in the marketplace that we lead the world in creating innovative, sustainable technologies to provide solutions to some of society's main materials challenges.

As shareholders we own a growing bank of intellectual property that is of fundamental importance to the prosperity of this company.

For instance, ViroSewage(TM) Technology is the result of 18 months of extensive product development, at two commercial treatment facilities, and it represents a breakthrough for sewage treatment that can be implemented throughout the world. Increasing urbanisation and industrialisation have resulted in a dramatic increase, not only in the volume of wastewater produced around the world, but also in the volume of biosolids. The ViroSewage(TM) system not only overcomes many of the long standing problems associated with traditional wastewater treatment, it also paves the way for municipal councils to safely dispose of biosolids and to efficiently recycle sewage nutrients. Although the technology has only been announced to the market in the past month, the company believes that sales momentum should build quickly.

Basecon(TM)Technology is another world class breakthrough achieved in 2002 and the company is currently marketing the technology to the Alumina Industry. Basecon(TM) Technology provides a 'walkaway' solution to an industry that produces over 70 million tons of caustic waste every year and openly acknowledges that it faces enormous challenges in relation to the storage of this waste. With Basecon(TM) Technology, our scientists have clearly shown that Virotec leads the world in innovative research into alumina refinery waste. We have provided the alumina industry with an economic incentive to neutralise refinery waste in such a way that it is no longer caustic and we have answered another of the great materials handling challenges on the planet. We have also developed an economic means to provide the non-caustic raw material needed by Virotec for use in Bauxsol(TM) Technology.

It is hard to identify the company's single greatest achievement to date.

We certainly believe that Bauxsol(TM) Technology remains one of the world's great environmental breakthroughs. It underpins the intellectual property that forms the basis of our ViroMine(TM) Division, a world class business in mine site remediation that provides world class solutions to acid mine drainage and tailings dam remediation. This is a global market worth fighting for.

Like many shareholders, I have, at times, been frustrated by the long lead times associated with implementing our new mining solutions into the marketplace. However we have made important progress and I would like to publicly applaud some of the key regulators that have been supportive and have shown a genuine interest in embracing new environmental initiatives. These include the New Zealand government, the Italian, Portuguese and UK governments in Europe and the US EPA.

In addition to the integral progress we are making with key environmental regulators, I am confident that global growth for ViroMine(TM) Solutions will be further enhanced by the calibre of a powerful strategic partner.

Another new division of the company, established in 2002 and poised to generate earnings growth, is the ViroFlow(TM) Division, which provides practical solutions to industry for clean water and waste. Economic drivers and environmental drivers push industry to adopt new technologies to increase production capacity or reduce operating costs. In the last 12 months the ViroFlow(TM) division has developed two new reagents, ViroChrome(TM) for the tanning industry and ElectroBind(TM) for the electroplating industry. Both reagents provide superior wastewater performance and reduce operational bottlenecks. Furthermore, ElectroBind(TM) has demonstrated that it will contribute to the customer's bottom line.

As we move forward into 2003, we are quite "bullish" about our future. We have a corporate strategy that will protect our core efficiencies, encourage market growth and retain ownership of our key technologies. We have a cash reserve of approximately $12 million and no borrowings. From day one, we have adopted conservative accounting principles that have prompted the company to write off over $3.3 million on research and development and this has added value to our core assets. It also means lower charges against future revenue.

Virotec is committed to creating value by delivering diverse, multi-product outcomes that tackle some of the great materials challenges of this century. It is becoming more and more evident that the assimilative capacity of the earth's environment is limited and we believe that mainstream economics will embrace the economics of innovation. More and more, financial imperatives will factor in the efficiency and viability of material flows and the potential for cost reductions through the adoption of new technologies that recycle materials and achieve zero emissions.

At Virotec, we believe the optimal use of materials is fundamental to environmental sustainability and we are proud of the global role we are playing in shaping tomorrow.

Our technologies will change the way many businesses are conducted and we believe our shareholders are well positioned to benefit from attractive growth.



BRIAN SHEERAN

Executive Chairman



                           Virotec International Ltd

                               ABN 81 004 801 398

                                   PO Box 188

                            Sanctuary Cove QLD  4212

                                   Australia

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           VIROTEC INTERNATIONAL LTD
                                  (Registrant)



By:       ANGUS CRAIG

Name:     Angus Craig

Title:    Company Secretary



Date:     27 November 2002